UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

HARVEST CAPITAL CREDIT CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

41753F109

(CUSIP Number)

Scott Solomon, Esq.

Chief Legal Officer

JMP Group Inc.

600 Montgomery Street, Suite 1100

San Francisco, California 94111

Telephone No. (415) 835-8900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 12, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 41753F109

1	NAMES OF REPORTING PERSONS JMP Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER (1) 842,952
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER (1) 842,952
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 842,952
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%
14	TYPE OF REPORTING PERSON CO

(1) Consists of (i) 702,477 shares of common stock (“Common Shares”) of Harvest Capital Credit Corporation held directly held by JMP Securities LLC, and (ii) a warrant to purchase 140,475 Common Shares held by JMP Group LLC. JMP Securities LLC is a direct, wholly owned subsidiary of JMP Group LLC, and JMP Group LLC is a direct, wholly owned subsidiary of JMP Group Inc. Accordingly, JMP Group Inc. may be deemed to share voting and dispositive power over  these securities.

CUSIP No. 41753F109

1	NAMES OF REPORTING PERSONS JMP Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER (1) 842,952
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER (1) 842,952
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 842,952
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%
14	TYPE OF REPORTING PERSON CO

(1) Consists of (i) a warrant held by JMP Group LLC to purchase 140,475 Common Shares, and (ii) 702,477 Common Shares held directly held by JMP Securities LLC. JMP Securities LLC is a direct, wholly owned subsidiary of JMP Group LLC. Accordingly, JMP Group LLC may be deemed to share voting and dispositive power over the Common Shares held by JMP Securities LLC.

CUSIP No. 41753F109

1	NAMES OF REPORTING PERSONS JMP Securities LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER (1) 702,477
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER (1) 702,477
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 702,477
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%
14.	TYPE OF REPORTING PERSON CO

(1) JMP Securities LLC is the holder of record of the 702,477 Common Shares reported herein.

SCHEDULE 13D

JMP Group LLC is eligible to report its beneficial ownership of the securities reported herein on Schedule 13G pursuant to the provisions of Rule 13d-1(d) and is voluntarily reporting on this Schedule 13D.

Item 1.     Security and Issuer.

This Schedule 13D relates to common stock (“Common Shares”) and warrants to purchase common stock of Harvest Capital Credit Corporation (the “Issuer”), a Delaware corporation having its principal executive offices at 450 Park Avenue, Suite 500, New York, New York 10022.

Item 2.     Identity and Background.

(a) This Schedule 13D is filed by:

(i) JMP Group Inc., a Delaware corporation;

(ii) JMP Group LLC, a Delaware limited liability company; and

(iii) JMP Securities LLC, a Delaware limited liability company.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(b) JMP Securities LLC is a direct, wholly owned subsidiary of JMP Group LLC, and JMP Group LLC is a direct, wholly owned subsidiary of JMP Group Inc. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(c) JMP Group Inc. is a publicly traded company, and together with its subsidiaries JMP Group LLC and JMP Securities LLC, is a full-service investment banking and asset management firm.

(d) The address of the principal business and principal office of each of the Reporting Persons is 600 Montgomery Street, Suite 1100, San Francisco, California 94111.

(e) During the last five years, none of the Reporting Persons nor any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managing members, executive officers, board of directors and each person controlling the Reporting Persons, as applicable (collectively, the “Covered Persons”), required by Item 2 of Schedule 13D is provided on Schedule I and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the Covered Persons listed on Schedule I as a director or executive officer of JMP Group Inc., JMP Group LLC or JMP Securities LLC has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

On January 16, 2013, the JMP Group LLC purchased 100 Common Shares for consideration of $1,500 pursuant to a Subscription Agreement with the Issuer. JMP Group LLC acquired such Common Shares with capital contributions made by its shareholder, JMP Group Inc., as well as working capital.

On April 25, 2013, the Issuer entered into an acquisition agreement with Harvest Capital Credit LLC, a Delaware limited liability company (“Harvest”). JMP Group LLC held membership interests in Harvest, purchased for $10,000,000. JMP Group LLC acquired such membership interests with capital contributions made by its shareholder, JMP Group Inc., as well as its working capital. As a result of the acquisition, JMP Group LLC and the other holders of membership interests in Harvest received Common Shares in exchange for their interests. JMP Group LLC received 702,377 Common Shares in return for its interests.

On May 2, 2013, the registration statement on Form N-2 (File No. 333-185672) for the Issuer’s initial public offering (“IPO”) was declared effective and JMP Group LLC received from the Issuer a warrant (the “Warrant”) to purchase 140,475 Common Shares, exercisable until the earlier of February 20, 2015 and the liquidation, dissolution or winding up of the Issuer. JMP Group LLC paid no cash consideration for the Warrant, but rather received the Warrant in connection with its sponsorship of the Issuer and the successful execution of the IPO. Immediately after the IPO, in addition to the Warrant, JMP Group LLC held of record 702,477 Common Shares.

On November 12, 2013, JMP Group LLC transferred to its wholly owned subsidiary, JMP Securities LLC, 702,477 Common Shares for consideration of $10,382,610.06. JMP Securities LLC acquired such common shares with its working capital.

Item 4.     Purpose of Transaction.

The Reporting Persons acquired the securities reported herein solely for investment purposes.

The Reporting Persons do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.     Interest in Securities of the Issuer.

(a), (b) See cover page for each Reporting Person. JMP Group LLC is a direct, wholly-owned subsidiary of JMP Group Inc. JMP Securities LLC is an indirect, wholly owned subsidiary of JMP Group Inc. As a result of its ownership, directly or indirectly, of the stock of JMP Group LLC and JMP Securities LLC, JMP Group Inc. may be deemed to control each of JMP Group LLC and JMP Securities LLC and may be deemed to share beneficial ownership, voting and dispositive power over the shares underlying the Warrant held by JMP Group LLC and the 702,477 Common Shares held by JMP Securities LLC. Accordingly, JMP Group Inc. may be deemed to share voting and dispositive power over 842,952 Common Shares, which includes the shares underlying the Warrant, representing approximately 13.5% of the outstanding Common Shares, listed as being beneficially owned by JMP Group Inc.

All percentages reported herein are calculated based upon 6,120,076 Common Shares outstanding as of November 12, 2013, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 12, 2013.

(c) The Reporting Persons have engaged in transactions in Common Shares in the past 60 days only as set forth in Item 3 above.

(d) Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Joseph A. Jolson, the Chairman and Chief Executive Officer of JMP Group Inc., is the Chairman of the Board of Directors of the Issuer.

JMP Group LLC owns a 51% equity interest in and is the Manager of HCAP Advisors LLC, a Delaware limited liability company (“HCAP Advisors”). HCAP Advisors serves as the Issuer’s investment advisor pursuant to the Investment Advisory and Management Agreement between the Issuer and HCAP Advisors, dated April 29, 2013.

Pursuant to the Registration Rights Agreement between the Issuer and JMP Securities LLC, dated August 18, 2011, JMP Securities LLC has certain registration rights in connection with its Common Shares.

Item 7.     Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement (field herewith)

Exhibit B: Investment Advisory and Management Agreement between the Issuer and HCAP Advisors, dated April 29, 2013, incorporated by reference to Exhibit 10.1 to the Report on Form 10-Q filed by the Issuer on November 12, 2013.

Exhibit C: Registration Rights Agreement between the Harvest and JMP Securities LLC, dated August 18, 2011, incorporated by reference to Exhibit k.3 to the Registration Statement on Form N-2 filed by the Issuer on April 24, 2013.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 22, 2013

JMP GROUP INC.

/s/ Joseph A. Jolson

Joseph A. Jolson, Chief Executive Officer

JMP GROUP LLC

/s/ Joseph A. Jolson

Joseph A. Jolson, Chief Executive Officer

JMP SECURITIES LLC

/s/ Mark L. Lehmann

Mark L. Lehmann, President

SCHEDULE I

DIRECTORS, MANAGERS AND EXECUTIVE OFFICERS

JMP GROUP INC.

Unless otherwise noted, each of these persons is a citizen of the United States and has as his/her business address c/o JMP Group Inc., 600 Montgomery Street, Suite 1100, San Francisco, California, 94111.

Joseph A. Jolson

 Principal Occupation: Chairman and Chief Executive Officer

David M. DiPietro

Principal Occupation: Director

Raymond S. Jackson

Principal Occupation: Chief Financial Officer

Craig R. Johnson

Principal Occupation: Vice Chairman

Kenneth M. Karmin

Principal Occupation: Director

R. Kent Ledbetter

Principal Occupation: Director of Investment Banking of JMP Securities

Mark L. Lehmann

Principal Occupation: Director; President of JMP Securities

H. Mark Lunenburg

Principal Occupation: Director

Carter D. Mack

Principal Occupation: Director; President

Jonathan M. Orszag

Principal Occupation: Director

Glenn H. Tongue

Principal Occupation: Director

JMP GROUP LLC

Unless otherwise noted, each of these persons is a citizen of the United States and has as his/her business address c/o JMP Group LLC, 600 Montgomery Street, Suite 1100, San Francisco, California, 94111.

Joseph A. Jolson

 Principal Occupation: Chief Executive Officer

Carter D. Mack

Principal Occupation: President

Raymond S. Jackson

Principal Occupation: Chief Financial Officer

JMP SECURITIES LLC

Unless otherwise noted, each of these persons is a citizen of the United States and has as his/her business address c/o JMP Securities LLC, 600 Montgomery Street, Suite 1100, San Francisco, California, 94111.

Mark L. Lehmann

Principal Occupation: President

R. Kent Ledbetter

Principal Occupation: Director of Investment Banking

Raymond S. Jackson

Principal Occupation: Chief Financial Officer

EXHIBIT A

JOINT FILING AGREEMENT

Each of the undersigned hereby agrees that the Schedule 13D, to which this Agreement is attached as Exhibit A, and all amendments thereto may be filed on behalf of each such person.

Date: November 22, 2013

JMP GROUP INC.

/s/ Joseph A. Jolson

Joseph A. Jolson, Chief Executive Officer

JMP GROUP LLC

/s/ Joseph A. Jolson

Joseph A. Jolson, Chief Executive Officer

JMP SECURITIES LLC

/s/ Mark L. Lehmann

Mark L. Lehmann, President